Exhibit 95.1
Mine Safety Disclosure
In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires certain disclosures by companies that are required to file periodic reports under the Securities Exchange Act of 1934 and operate mines regulated under the Federal Mine Safety and Health Act of 1977 (“FMSHA”). The following mine safety information is provided pursuant to this legislation for the period ended December 31, 2013.
Two of the Company's mines, the Kensington mine and the Rochester mine, are subject to FMSHA. The FMSHA is administered by the Mine Safety and Health Administration (“MSHA”).

Mine or Operating Name	Section 104 S&S Citations (#)	Section 104 (b) Orders (#)	Section 104 (d) Citations and Orders (#)	Section 110 (b) (2) Violations (#)	Section 107 (a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)(1)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (Yes/No)	Received Notice of Potential to Have Pattern Under Section 104(e) (Yes/No)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Kensington	17	—	—	—	1	59736(1)	—	NO	NO	2(2)	—	9
Rochester	3	—	—	—	—	6726(3)	—	NO	NO	—	—	7
Totals	20	0	0	0	1	66462	0	NO	NO	2	0	16

1.
The total dollar value of the Proposed Assessments includes all assessments received during the fiscal year ended December 31, 2013, which in some instances may pertain to citations issued in the fourth quarter of 2012.

2.	Of the pending legal actions at Kensington, both are contests of proposed penalties.

3.
These assessments were not included in the 1Q, 2Q, and 3Q reports inadvertently. The assessments received by the Rochester mine per quarter are as follows: 1Q: $1,739; 2Q: $3,683; 3Q: $1,304; and 4Q: $0.